

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Edward M. Weil, Jr.
Chief Executive Officer
New York City REIT, Inc.
650 Fifth Ave., 30th Floor
New York, New York 10019

> **Re: New York City REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 19, 2020**
> **File No. 333-248121**

Dear Mr. Weil:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please file a form of indenture as an exhibit to your filing. For guidance, refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Choate